FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2023

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Fourth quarter, year ending March 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 1, 2023	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

ConnectingMarkets East & West © Nomura (US GAAP) April 2023 Consolidated Results of OperationsFourth quarter, year ended March 2023 Nomura Holdings, Inc.

Outline

NOMURA

Presentation

- Executive summary (p. 2-3)
- Overview of results (p. 4)
- Business segment results (p. 5)
- Retail (p. 6-8)
- Investment Management (p. 9-10)
- Wholesale (p. 11-13)
- Non-interest expenses (p. 14)
- Robust financial position (p. 15)

Financial Supplement

- Consolidated balance sheet (p. 17)
- Value at risk (p. 18)
- Consolidated financial highlights (p. 19)
- Consolidated income (p. 20)
- Main revenue items (p. 21)
- Consolidated results: Income (loss) before income taxes by segment and region (p. 22)
- Segment "Other" (p. 23)
- Retail related data (p. 24-27)
- Investment Management related data (p. 28-29)
- Wholesale related data (p. 30)
- Number of employees (p. 31)

Executive summary (1/2)

NOMURA

FY2022/23 full year highlights

- **Income before income taxes: Y149.5bn (-34% YoY); Net income[1]: Y92.8bn (-35% YoY); EPS[2]: Y29.74; ROE[3]: 3.1%**
- **Three segment income before income taxes of Y106.4bn (-48% YoY)**
  - Retail: Efforts to increase Retail client assets gained traction with net inflows of recurring revenue assets lifting recurring revenue higher YoY; Flow revenue was slower mainly in 1H due to market uncertainty
  - Investment Management: Lower performance fees offset by improved performance at Nomura Babcock & Brown in aircraft leasing, resulting in business revenue roughly unchanged YoY; Investment gain/loss declined
  - Wholesale: Fixed Income revenues increased driven by Macro Products and Equities reported stronger revenues as losses related to transactions with a US client booked last year were no longer present; Investment Banking financing revenues were slow due to postponement of transactions; Division performance also impacted by higher costs mainly related to yen depreciation

Shareholder returns

- **Dividend per share:**
  - Year-end Y12; Annual Y17
- **Launched share buyback program**
  to raise capital efficiency and ensure a flexible capital management policy and to deliver as stock-based compensation
  - Total shares: Upper limit of 35 million shares
  - Total value: Upper limit of Y20bn
  - Period: From May 16, 2023, to March 29, 2024

	FY2022/23 Full year	FY2021/22 Full year	YoY
Net revenue	Y1,335.6bn	Y1,363.9bn	-2%
Income (loss) before income taxes	Y149.5bn	Y226.6bn	-34%
Net income (loss)[1]	Y92.8bn	Y143.0bn	-35%
EPS[2]	Y29.74	Y45.23	-34%
ROE[3]	3.1%	5.1%	

Income (loss) before income taxes: Business segment results	FY2022/23 Full year	FY2021/22 Full year	YoY
Retail	Y33.5bn	Y59.2bn	-43%
Investment Management	Y43.5bn	Y71.5bn	-39%
Wholesale	Y29.4bn	Y74.5bn	-61%
Three segment total	Y106.4bn	Y205.2bn	-48%
Other	Y73.4bn	Y15.8bn	4.7x
Unrealized gain (loss) on investments in equity securities held for operating purposes	-Y30.3bn	Y5.6bn	-
Income (loss) before income taxes	Y149.5bn	Y226.6bn	-34%

1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

2

Executive summary (2/2)

NOMURA

FY2022/23 4Q highlights

- **Net revenue: Y324.9bn (-17% QoQ); Income before income taxes: Y22.7bn (-73% QoQ); Net income[1]: Y7.4bn (-89% QoQ); EPS[2]: Y2.34; ROE[3] : 0.9%**

- **Three segment income before income taxes of Y11.9bn (-73% QoQ)**
  - Retail
    - ✓ Despite ongoing market uncertainty, multiple public and secondary offerings provided opportunity to deepen interactions with clients: Flow business client numbers increased
    - ✓ However, flow revenue slowed QoQ due to a decline in insurance contracts and bond transactions
  - Investment Management
    - ✓ Asset management business remained solid with ongoing inflows into core investment trusts, bank channel, and alternatives
    - ✓ Investment gain/loss declined from elevated level last quarter, but contributed to division revenues
  - Wholesale
    - ✓ Fixed Income started the new calendar year strong, but slowed as volatility spiked in March
    - ✓ Equities and Investment Banking revenues declined QoQ, negatively impacting division performance

- **Segment Other income before income taxes of Y15.7bn (-74% QoQ)**
  - Realized gain from sale of Nomura Research Institute shares booked last quarter no longer present, while realized gain on investments in equity securities held for operating purposes declined

Income (loss) before income taxes and net income (loss)[1]



Groupwide
(billions of yen)
Income (loss) before income taxes
Net income (loss)
78.5
48.5
18.5
3.2
80.1
60.3
49.5
31.0
11.7
1.7
31.5
16.8
83.6
66.9
22.7
7.4
FY2021/22
FY2022/23
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q



Three segment income (loss) before income taxes
Wholesale
Investment Management
Retail
35.6
57.0
79.2
33.5
18.5
31.2
44.7
11.9
FY2021/22
FY2022/23
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

1. Net income (loss) attributable to Nomura Holdings shareholders.
2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

3

Overview of results Highlights (billions of yen, excluding EPS and ROE) FY2021/22 FY2022/23 FY2021/22 FY2022/23 4Q 1Q 2Q 3Q 4Q QoQ YoY Full year Full year YoY Net revenue 340.8 299.0 318.0 393.7 324.9 -17% -5% 1,363.9 1,335.6 -2% Non-interest expenses 291.3 287.3 286.5 310.1 302.2 -3% 4% 1,137.3 1,186.1 4% Income (loss) before income 49.5 11.7 31.5 83.6 22.7 -73% -54% 226.6 149.5 -34% taxes Net income (loss)1 31.0 1.7 16.8 66.9 7.4 -89% -76% 143.0 92.8 -35% EPS2 Y9.89 Y0.52 Y5.41 Y21.51 Y2.34 -89% -76% Y45.23 Y29.74 -34% ROE3 4.3% 0.2% 2.2% 8.5% 0.9% 5.1% 3.1% 1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 4 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

Business segment results

NOMURA

Net revenue and income (loss) before income taxes

(billions of yen)

		FY2021/22	FY2022/23						FY2021/22	FY2022/23	
		4Q	1Q	2Q	3Q	4Q	QoQ	YoY	Full year	Full year	YoY
Net revenue	Retail	70.5	71.4	72.5	81.0	75.3	-7%	7%	328.0	300.2	-8%
	Investment Management	10.1	7.6	26.2	57.0	37.8	-34%	3.8x	148.0	128.6	-13%
	Wholesales	194.9	199.0	205.5	189.1	178.8	-5%	-8%	703.1	772.4	10%
	Subtotal	275.4	278.0	304.2	327.0	292.0	-11%	6%	1,179.0	1,201.1	2%
	Other*	64.2	23.9	15.6	87.3	37.9	-57%	-41%	179.2	164.7	-8%
	Unrealized gain (loss) on investments in equity securities held for operating purpose	1.2	-2.8	-1.8	-20.7	-4.9	-	-	5.6	-30.3	-
	Net revenue	340.8	299.0	318.0	393.7	324.9	-17%	-5%	1,363.9	1,335.6	-2%
Income (loss) before income taxes	Retail	5.2	4.9	5.5	13.3	9.8	-26%	89%	59.2	33.5	-43%
	Investment Management	-8.8	-11.7	5.6	33.3	16.4	-51%	-	71.5	43.5	-39%
	Wholesale	37.0	25.3	20.2	-1.9	-14.2	-	-	74.5	29.4	-61%
	Subtotal	33.5	18.5	31.2	44.7	11.9	-73%	-64%	205.2	106.4	-48%
	Other*	14.9	-3.9	2.1	59.5	15.7	-74%	5%	15.7	73.4	4.7x
	Unrealized gain (loss) on investments in equity securities held for operating purpose	1.2	-2.8	-1.8	-20.7	-4.9	-	-	5.6	-30.3	-
	Income (loss) before income taxes	49.5	11.7	31.5	83.6	22.7	-73%	-54%	226.6	149.5	-34%

*Additional information on "Other" (4Q)

- Gain related to economic hedging (Y6.3bn)
- Gain on changes to own and counterparty credit spreads related to Derivatives (Y1.6bn)

5

Retail

NOMURA

Net revenue and income before income taxes

(billions of yen)	Full year		Quarter						
	FY21/22	FY22/23	FY21/22	FY22/23				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Net revenue	328.0	**300.2**	70.5	71.4	72.5	81.0	**75.3**	-7%	7%
Non-interest expenses	268.7	**266.7**	65.3	66.5	67.0	67.8	**65.5**	-3%	0.3%
Income before income taxes	59.2	**33.5**	5.2	4.9	5.5	13.3	**9.8**	-26%	89%

Net revenue

(billions of yen)



Flow Revenue, etc.[2]
Recurring Revenue[1]
300.0
200.0
100.0
0.0
100
80
60
40
20
0

	Full year		Quarter						
	FY21/22	FY22/23	FY21/22	FY2022/23				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Recurring revenue[1]	132.5	**135.3**	32.9	32.5	34.9	34.2	**33.7**	-1%	3%
Flow revenue, etc.[2]	195.5	**164.9**	37.6	38.9	37.6	46.8	**41.6**	-11%	11%
Net revenue	328.0	**300.2**	70.5	71.4	72.5	81.0	**75.3**	-7%	7%

Key points

Full year

- Net revenue: Y300.2bn (-8% YoY)
- Income before income taxes: Y33.5bn (-43% YoY)
  - Retail clients remained on sidelines due to market uncertainty, resulting in muted flow revenue in 1H
  - Recurring revenue grew on the back of successful efforts to increase client assets; Recurring revenue cost coverage ratio was 51% as we continued to manage our cost base

Fourth quarter

- Net revenue: Y75.3bn (-7% QoQ; +7% YoY)
- Income before income taxes: Y9.8bn (-26% QoQ; +89% YoY)

  Recurring revenue
  - Recurring revenue assets rebounded to Y18.7trn driven by net inflows
  - Recurring revenue declined QoQ as there were fewer days subject to management fees, while fees from insurance products also declined
  - Level fee assets exceeded Y350bn at end of March

  Flow revenue, etc.
  - Declined QoQ due to drop in insurance contracts and slower sales of bonds

	FY2022/23 3Q	FY2022/23 4Q
■ Growth of client assets		
- Investment trust net inflows[3]	+Y41.4bn	+Y36.6bn
- Discretionary investment net inflows[3]	+Y66.5bn	-Y12.1bn
- Net inflows of cash and securities[4]	+Y121.9bn	+Y200.3bn
- Recurring revenue cost coverage ratio[5]	50%	52%

1. *Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.). Figures from before FY2022/23 3Q have been reclassified following a revision to the scope of recurring revenue in FY2022/23 4Q.* 2. *Revenue from transactions (brokerage revenue, consulting-related revenue), interest income, etc. other than from loans.* 3. *Retail channels and Japan Wealth Management Group.* 4. *Cash and securities inflows minus outflows, excluding regional financial institutions. Revised figures for FY2022/23 3Q.* 5. *Recurring revenue divided by non-interest expenses.*

6

Retail: Solid sales driven by stock offerings

NOMURA

Total sales[1]



(billions of yen)
Stocks
Bonds
Investment trusts
Discretionary investments, Insurance products
5,000.0
4,000.0
3,000.0
2,000.0
1,000.0
0.0

(billions of yen)

	FY2021/22	FY2022/23			
	4Q	1Q	2Q	3Q	4Q
Stocks	2,415.3	2,047.9	2,228.8	2,383.5	**2,669.6**
Bonds	1,971.9	1,987.4	1,811.8	1,835.6	**1,187.0**
Investment trusts	331.1	411.1	345.6	430.8	**382.1**
Discretionary investments	132.9	170.6	140.3	136.8	**82.8**
Insurance products	40.9	61.5	76.2	133.6	**87.2**
Total Sales[1]	4,892.1	4,678.5	4,602.7	4,920.2	**4,408.7**

Total sales[1] declined 10% QoQ

- Stocks: +12% QoQ
  - Strong growth in sales of stocks driven by public and secondary offerings (primary stock subscriptions[2]: Y363.8bn; 3.6x QoQ)
- Bonds: -35% QoQ
  - Japan bonds reported an increase in sales of JGBs for individuals, while purchases by corporate clients for short-term fund management purposes declined
  - Sales of foreign bonds increased on contribution from primary transactions
- Investment trusts: -11% QoQ
  - Inflows into Japan equity funds, but sales slowed due to deteriorating market environment in latter half of the quarter
- Discretionary investments: -39% QoQ
  - SMAs and Fund Wrap contracts declined QoQ
- Insurance: -35% QoQ
  - Sales remained high despite slowing from particularly strong previous quarter

Top selling investment trusts (Jan – March 2023)

1. Reopen Japan 2301
2. Fidelity World Value Growth Equity Fund
3. Nomura Japan Open

1. *In FY2022/23 1Q, the scope of total sales was revised from Retail channels only to include Retail channels, Japan Wealth Management Group, Net & Call and intermediary. As a result, figures from before FY2022/23 1Q have been reclassified.*
2. *Retail channels, Japan Wealth Management Group, Net & Call, Hotto Direct.*

7

Retail: KPI summary

Net inflows of recurring revenue assets[1]

- Investment trusts, insurance and loans contributed to ongoing net inflows of recurring revenue assets



(billions of yen)
150.0
100.0
50.0
0.0
-50.0
-100.0
-150.0
-101.8
132.8
127.9
7.6
65.4
FY2021/22
FY2022/23
4Q
1Q
2Q
3Q
4Q

Recurring revenue assets and recurring revenue[2]



(trillions of yen)
(billions of yen)
Recurring revenue assets
Recurring revenue (rhs)
20.0
15.0
10.0
35.0
30.0
25.0
20.0
32.9
32.5
34.9
34.2
33.7
19.6
18.5
18.3
18.1
18.7
FY2021/22
FY2022/23
Mar/4Q
Jun/1Q
Sep/2Q
Dec/3Q
Mar/4Q

Flow business clients

- Although down from last year, flow business client numbers increased in 4Q thanks to offerings



(thousands)
1,600
1,400
1,200
1,000
800
600
400
850
1,140
1,356
1,505
809
1,075
1,268
1,446
FY2021/2022
FY2022/2023
Jun
Sep
Dec
Mar

Services for salaried employees

- Growing ahead of target due mainly to ESOP



(thousands)
3,600
3,500
3,400
3,300
3,200
3,100
3,000
3,357
3,415
3,446
3,465
3,489
FY2021/22
FY2022/23
Mar
Jun
Sep
Dec
Mar

1. *Total excludes investment trust distributions, and investment trust net inflows in level fee accounts.*
2. *Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.). Figures from before FY2022/23 3Q have been reclassified following a revision to the scope of recurring revenue in FY2022/23 4Q.*

8

Investment Management

NOMURA

Net revenue and income (loss) before income taxes

(billions of yen)	Full year		Quarter						
	FY21/22	FY22/23	FY21/22	FY22/23				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Net revenue	148.0	**128.6**	10.1	7.6	26.2	57.0	**37.8**	-34%	3.8x
Non-interest expenses	76.5	**85.1**	18.9	19.3	20.6	23.7	**21.5**	-9%	14%
Income (loss) before income taxes	71.5	**43.5**	-8.8	-11.7	5.6	33.3	**16.4**	-51%	-

Breakdown of net revenue

(billions of yen)



Investment gain/loss
Business revenue
150.0
100.0
50.0
0.0
60.0
30.0
0.0
-30.0

	Full year		Quarter						
	FY21/22	FY22/23	FY21/22	FY22/23				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Business revenue[1]	119.9	**120.7**	31.1	30.7	29.9	31.4	**28.7**	-8%	-8%
Investment gain/loss[2]	28.1	**7.9**	-21.1	-23.1	-3.7	25.6	**9.1**	-64%	-
Net revenue	148.0	**128.6**	10.1	7.6	26.2	57.0	**37.8**	-34%	3.8x

Key points

Full year

- Net revenue: Y128.6bn (-13% YoY)
- Income before income taxes: Y43.5bn (-39% YoY)
  - Business revenue remained roughly unchanged YoY as decline in performance fees was offset by improved performance in aircraft leasing business at Nomura Babcock & Brown
  - Investment gain/loss declined due to lower gain/loss related to investment in American Century Investments (ACI) and because the prior year included significant gain from listing of Nomura Capital Partners portfolio company

Fourth quarter

- Net revenue: Y37.8bn (-34% QoQ; 3.8x YoY)
- Income before income taxes: Y16.4bn (-51% QoQ)

Business revenue

- Net revenue: Y28.7bn (-8% QoQ; -8% YoY)
  - Asset management business remained solid as AuM continued to grow and management fees were roughly the same as last quarter
  - Nomura Babcock & Brown revenues slowed compared to last quarter which included origination of a number of aircraft lease transactions

Investment gain/loss

- Net revenue: Y9.1bn (-64% QoQ)
  - Although gain/loss related to investment in ACI and unrealized gains on Nomura Capital Partners portfolio companies contributed to revenues, investment gain/loss declined QoQ

1. *Includes revenues from asset management business (excl. ACI-related gain/loss), Nomura Babcock & Brown aircraft leasing-related revenues and general partner management fees gained from private equity and other investment businesses, but excludes investment gains/losses.*
2. *Comprised of returns from investments (changes in fair valuation, funding costs, management fees, dividends, etc.) including ACI-related gain/loss, private equity/credit and other investment businesses gain/loss, and Mebuki Financial Group investment gain/loss.*

9

Investment Management: Ongoing inflows into core investment trusts and alternatives

NOMURA

Assets under management (net)[1]



(trillions of yen)
Investment advisory and international businesses, etc.
Investment trust business
80.0
60.0
40.0
20.0
0.0
67.9
65.6
64.8
64.7
67.3
19.3
18.1
18.1
17.7
18.3
48.6
47.5
46.7
47.0
49.0
FY2021/22
FY2022/23
Mar
Jun
Sep
Dec
Mar

AuM lifted by market factors

- **Investment trust business**
  - Outflows from MRFs, etc. (-Y360bn) and ETFs (-Y220bn), but inflows into core investment trusts[4] (+Y230bn)
  - Core investment trusts[4]:
    - Nomura Securities channel booked inflows mainly into Japan equity fund launched in January
    - Bank channel and DC funds also reported continued inflows
- **Investment advisory and international businesses**
  - International business reported outflows from high yield bond and Japan equity funds
  - Japan booked inflows into alternatives

Net inflows[2, 3]



(billions of yen)
Investment advisory and international businesses, etc.
Investment trust business
1,000
500
0
-500
-1,000
372
-180
193
478
-928
-450
226
137
89
57
-100
-44
-358
-134
-492
FY2021/22
FY2022/23
4Q
1Q
2Q
3Q
4Q

Inflows driving steady growth in alternative AuM[3, 5]



(billions of yen)
1,500
1,000
500
0
843
1,103
1,209
1,148
1,263
FY2021/22
FY2022/23
Mar
Jun
Sep
Dec
Mar

1. Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investment by Nomura SPARX Investment, Nomura Mezzanine Partners, Nomura Capital Partners, and Nomura Research & Advisory 2. Based on assets under management (net). 3. Historical figures have been reclassified following a review in FY2022/23 1Q to the method for measuring assets under management and the flow of funds. 4. Excluding ETFs and MRFs, etc.. 5. Total of Nomura Asset Management alternative AuM and third party investments related to Nomura SPARX Investment, Nomura Mezzanine Partners, Nomura Capital Partners, and Nomura Research & Advisory.

10

Wholesale

NOMURA

Net revenue and income (loss) before income taxes[2]

(billions of yen)	Full year		Quarter						
	FY21/22	FY22/23	FY21/22	FY2022/23				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Net revenue	703.1	**772.4**	194.9	199.0	205.5	189.1	**178.8**	-5%	-8%
Non-interest expenses	628.6	**743.0**	157.9	173.7	185.3	190.9	**193.1**	1%	22%
Income (loss) before income taxes	74.5	**29.4**	37.0	25.3	20.2	-1.9	**-14.2**	-	-
CIR	*89%*	***96%***	*81%*	*87%*	*90%*	*101%*	***108%***		
Revenue/modified RWA[1]	*7.0%*	***6.5%***	*7.9%*	*7.3%*	*7.1%*	*5.9%*	***5.8%***		

Key points

Full year

- Net revenue: Y772.4bn (+10% YoY); Income before income taxes: Y29.4bn (-61% YoY)
  - Fixed Income revenues increased driven by Macro Products; In Equities losses related to transactions with a US client no longer present
  - Expenses up due to yen depreciation and higher fixed costs amid inflation

Fourth quarter

- Net revenue: Y178.8bn (-5% QoQ; -8% YoY); Loss before income taxes: Y14.2bn
  - In Fixed Income, Credit revenues declined mainly in Japan and AEJ; Equities revenues declined from last quarter which included revenue arising from transactions with a US client, but Equity Products revenue increased driven by Americas
  - In Investment Banking, Advisory revenues declined due to postponement of transactions mainly in the Americas and EMEA, while financing revenues from ECM/DCM and other transactions increased

Net revenue by business line

(billions of yen)



800.0
600.0
400.0
200.0
0.0
200.0
100.0
0.0
Investment Banking
Global Markets

	Full year		Quarter						
	FY21/22	FY22/23	FY21/22	FY2022/23				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Global Markets	556.4	**656.3**	158.2	175.3	177.5	154.3	**149.3**	-3%	-6%
Investment Banking	146.6	**116.1**	36.7	23.7	28.0	34.8	**29.6**	-15%	-20%
Net revenue	703.1	**772.4**	194.9	199.0	205.5	189.1	**178.8**	-5%	-8%

Net revenue by region

(billions of yen)



200.0
150.0
100.0
50.0
0.0
74.1
37.0
32.8
50.9
71.8
36.1
40.2
51.0
65.1
39.0
50.4
51.0
61.5
44.2
34.5
48.9
57.7
27.9
32.4
60.9
Americas
EMEA
AEJ
Japan
FY2021/22
FY2022/23
4Q
1Q
2Q
3Q
4Q

1. *Wholesale net revenue (annualized) divided by modified risk-weighted assets (daily average for the accounting period) used by Wholesale. Modified risk-weighted assets (daily average for the accounting period) is a non-GAAP financial measure and is the total of (i) risk-weighted assets (as calculated and presented under Basel III) and (ii) an adjustment equal to the regulatory adjustment to common equity tier 1 capital calculated and presented under Basel III divided by our internal minimum capital ratio target.* 2. *Booked loss arising from transactions with a US client of Y65.4bn (Y56.1bn trading loss, Y9.3bn loan-loss provision) in FY2021/22 1Q. As the recoverable amount for part of the claim related to the loss arising from transactions with a US client can now be reasonably estimated, gains of Y3.2bn (Y2.6bn trading revenue, Y500m loan-loss provision reversal) and Y11.5bn (Y9.5bn trading revenue, Y2bn loan-loss provision reversal) and Y11.1bn (Y9.1bn trading revenue, Y1.9bn loan-loss provision reversal) were booked in FY2021/22 3Q, FY2021/22 4Q and FY2022/23 3Q, respectively.*

11

Wholesale: Global Markets

Net revenue



(billions of yen)
Full year
Quarter
700.0
300.0
-100.0
200.0
100.0
0.0
FI : Others[1]
FI : Macro Products[2]
FI : Spread・Products[3]
EQ : Others[4]
EQ : Equity・Products[5]
EQ : Execution Services[6]

	FY21/22	FY22/23	FY21/22 4Q	FY2022/23 1Q	FY2022/23 2Q	FY2022/23 3Q	FY2022/23 4Q	QoQ	YoY
Fixed Income	326.9	**402.4**	80.1	112.6	115.6	86.7	**87.5**	1%	9%
Equities	229.5	**253.9**	78.1	62.6	61.9	67.5	**61.8**	-8%	-21%
Global Markets	556.4	**656.3**	158.2	175.3	177.5	154.3	**149.3**	-3%	-6%

Key points

Full year

- Net revenue: Y656.3bn (+18% YoY)
  - Fixed Income revenues grew 23% driven by Macro Products
  - Equities revenues increased 11% as losses related to transactions with a US client were no longer present, offsetting a slowdown in Derivatives

Fourth quarter

- Net revenue: Y149.3bn (-3% QoQ; -6% YoY)
  - Fixed Income reported softer revenues in Credit, primarily in Japan and AEJ, while revenues from Securitized Products increased
  - Equities booked stronger revenues from Equity Products in the Americas, partially offsetting non repeat of revenue related to transactions with a US client booked last quarter

Fixed Income

- Net revenue: Y87.5bn (+1% QoQ; +9% YoY)
  - Macro Products: Rates started the year strong driven by Japan, but slowed in March as volatility spiked; FX/EM booked stronger revenues in AEJ offsetting a slowdown in EMEA and Japan
  - Spread Products: Credit revenues declined in Japan and AEJ on muted client activity and spread widening; Securitized Products reported stronger revenues on a rebound in activity

Equities

- Net revenue: Y61.8bn (-8% QoQ; -21% YoY)
  - Equity Products: Americas and Japan reported higher revenues driven by robust client activity, while revenues slowed in AEJ
  - Execution Services: EMEA booked higher revenues on a rebound in activity at the end of the quarter, while other regions reported lower revenues

1. International Wealth Management, businesses run together with Investment Banking, and other revenue not attributed to a particular desk. 2. Rates, FX/EM. 3. Credit, Securitized Products.
4. Businesses run together with Investment Banking, includes gain and losses related to transactions with a US client (trading loss of Y56.1bn was recorded in FY2021/22 1Q, and as the recoverable amount for part of the claim related to the trading loss can now be reasonably estimated, trading revenue of Y2.6bn, Y9.5bn and Y9.1bn was booked in FY2021/22 3Q, FY2021/22 4Q and FY2022/23 3Q , respectively), Other gains and losses not attributable to individual desk.
5. Cash and derivatives trading and Prime Services. 6. Equities execution business.

12

Wholesale: Investment Banking

NOMURA

Sustainability-related (green box)
Cross-border (red outline)

Net revenue


(billions of yen)
Full year
Quarter
150.0
100.0
50.0
0.0
40.0
20.0
0.0
Finance, Solutions, etc.
Advisory

FY21/22	FY22/23	FY21/22 4Q	FY2022/23 1Q	FY2022/23 2Q	FY2022/23 3Q	FY2022/23 4Q	QoQ	YoY
146.6	**116.1**	36.7	23.7	28.0	34.8	**29.6**	-15%	-20%

Key points

Full year
- Net revenue: Y116.1bn (-21% YoY)
  - Advisory revenues declined from record level[1] in prior year, but remained solid on contributions from equity private placement transactions
  - Financing revenues were sluggish in 1H due to market uncertainty, but improved in 2H driven by Japan ECM

Fourth quarter
- Net revenue: Y29.6bn (-15% QoQ; -20% YoY)
  - Advisory slowed QoQ, while ECM/DCM revenues improved

<u>Advisory</u>
- Americas and EMEA slowed as fee pool declined due to unstable market conditions and several transactions were postponed; High profile mandates contributed to Japan revenues

<u>Finance, Solutions, etc.[2]</u>
- ECM revenues increased QoQ driven by high profile Japan transactions
- DCM revenues grew QoQ as we supported multiple ESG/SDG bond issuances

Executed multiple high profile deals; Highly ranked by third parties

Advisory

- Announced several deals such as high profile tender offer and sustainability-related transactions

Japan Industrial Partners' takeover bid to take **Toshiba** private (Y2,115.2bn)	**KKR's (US)** sale of X-Elio Energy (Spain) stock (50%) to Brookfield (Canada) (Undisclosed)	**Softbank Group's** sale of SB Energy to Toyota Tsusho (Undisclosed)
Sumitomo Electric Industries' fully acquisition of Techno Associe and Nissin Electric (Y15.5bn / Y88.2bn)	**Jamieson Wellness's (Canada)** sale of Chinese business to DPC Capital (China) (CNY241m)	**Sojitz** and ISTS's (Thailand) acquisition of Thai Central Chemical (Thailand) (THB3.9bn)

Finance

- Signs of recovery in client demand for financing; Involved in multiple high profile transactions

Japan Post Bank Global PO (Y1,231.7bn)	**SBI Sumishin Net Bank** Global IPO (Y57.2bn)	**Enlight Renewable Energy (Israel)** IPO (Nasdaq) ($289m)
Asahi Group Holdings Green bonds / SB (Total Y100bn)	**East Japan Railway** EUR Green bonds (€750m)	**European Union** Green bonds additional issuance (€6.0bn)
Korean Development Bank USD Bonds ($2.0bn)	**BJ's Wholesale Club (US)** Refinance (Amend-and-Extend) ($450m)	**Diot-Siaci (France)** Add-on Finance (€200m)

Refinitiv	The Banker	IFR
<u>DealWatch Awards 2022</u>	<u>Investment Banking Awards 2022</u>	<u>IFR Awards 2022</u>
- House of the Year - Equity House of the Year	Investment Bank of the Year for Sustainable SSA Financing	Yen Bond House of the Year

1. Since FY2012/13
2. ECM, DCM, ALF, businesses run together with Global Markets, other revenue not attributed to a particular product.

13

Non-interest expenses

NOMURA

Full year / Fourth quarter



(billions of yen)
1,500
1,000
500
0
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
1,137.3
1,186.1
(billions of yen)
400
200
0
291.3
287.3
286.5
310.1
302.2

	FY2021/22	FY2022/23	FY2021/22 4Q	FY2022/23 1Q	2Q	3Q	4Q	QoQ
Compensation and benefits	529.5	**605.8**	125.6	143.1	150.9	156.3	**155.6**	**-0.5%**
Commissions and floor brokerage	105.2	**119.2**	26.9	28.5	28.2	32.3	**30.3**	**-6.1%**
Information processing and communications	184.3	**209.5**	48.5	49.7	52.1	54.0	**53.7**	**-0.6%**
Occupancy and related depreciation	69.7	**66.9**	17.7	16.4	16.6	17.2	**16.7**	**-2.9%**
Business development expenses	15.6	**22.6**	4.0	4.7	5.4	6.3	**6.3**	**-0.6%**
Other	232.9	**162.0**	68.6	45.0	33.3	44.0	**39.8**	**-9.7%**
Total	1,137.3	**1,186.1**	291.3	287.3	286.5	310.1	**302.2**	**-2.5%**

Key points

Full year

- Non-interest expenses: Y1,186.1bn
  - Up 4% YoY due mainly to yen depreciation; Declined YoY when FX impact stripped out
  - Compensation and benefits (+14% YoY)
    - ✓ Due mainly to yen depreciation, high fixed costs due to inflation, and platform enhancement
  - Other expenses (-30% YoY)
    - ✓ Decline in legal expenses related to legacy transactions

Fourth quarter

- Non-interest expenses: Y302.2bn (-3% QoQ)
  - Compensation and benefits (-0.5% QoQ)
    - ✓ Increase due to year-end bonus adjustment offset by yen appreciation and decline in severance related expenses
  - Commissions and floor brokerage (-6% QoQ)
    - ✓ Lower trading volumes and commissions related to origination of aircraft leases

14

Robust financial position

NOMURA

Balance sheet related indicators and capital ratios

	Mar 2022	Dec 2022	Mar 2023
■ Total assets	Y43.4trn	Y49.2trn	Y47.8trn
■ Shareholders' equity	Y2.9trn	Y3.1trn	Y3.1trn
■ Gross leverage	14.9x	15.7x	15.2x
Net leverage[1]	9.1x	9.3x	9.4x
■ Level 3 assets[2] (net)	Y0.8trn	Y1.0trn	Y0.9trn
■ Liquidity portfolio	Y7.1trn	Y7.6trn	Y7.6trn

(billions of yen)

Basel 3 basis	Mar 2022	Dec 2022	Mar 2023[2]
Tier 1 capital	3,103	3,248	3,205
Tier 2 capital	0.4	0.4	0.4
Total capital	3,103	3,248	3,205
RWA	15,830	17,934	17,380
Tier 1 capital ratio	19.6%	18.1%	18.4%
CET 1 capital ratio[3]	17.2%	16.0%	16.2%
Consolidated capital adequacy ratio	19.6%	18.1%	18.4%
Consolidated leverage ratio[4]	5.98%	5.53%	5.65%
HQLA[5]	Y6.0trn	Y5.9trn	Y6.5trn
LCR[5]	241.7%	181.1%	203.8%
TLAC ratio (RWA basis)	30.7%	29.6%	31.6%
TLAC ratio (Total exposure basis)	10.30%	10.01%	10.67%

RWA and CET 1 capital ratio[3]



(trillions of yen)
RWA (Basel 3) (lhs)
CET 1 capital ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
17.2%
16.7%
16.9%
16.0%
16.2%
20.0%
15.0%
10.0%
5.0%
0.0%
FY2021/22
FY2022/23
Mar
Jun
Sep
Dec
Mar

Changes in RWA[2]



(trillions of yen)
20.00
15.00
10.00
5.00
0.00
17.93
2.57
7.11
8.25
0.19
Credit risk
-0.84
Market risk
0.10
Operational risk
17.38
2.67
6.27
8.44
Operational risk
Market risk
Credit risk
Dec 2022
Mar 2023

1. Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.
2. March 2023 is preliminary.
3. CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.
4. Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).
5. Daily average for each quarter.

15

Financial Supplement

Consolidated balance sheet Consolidated balance sheet (billions of yen) Mar 31, Mar 31, Increase Mar 31, Mar 31, Increase 2022 2023 (Decrease) 2022 2023 (Decrease) Assets Liabilities Total cash and cash deposits 4,064 4,521 458 Short-term borrowings 1,050 1,009 -42 Total payables and deposits 4,920 5,297 377 Total loans and receivables 5,001 5,207 206 Total collateralized financing 14,538 16,109 1,571 Trading liabilities 9,652 10,558 906 Total collateralized agreements 16,876 18,117 1,241 Other liabilities 1,020 1,176 155 Long-term borrowings 9,258 10,399 1,141 Total trading assets and private 1 15,296 17,609 2,313 Total liabilities 40,439 44,548 4,108 equity and debt investments Total other assets1 2,175 2,317 141 Equity Total NHI shareholders’ equity 2,915 3,149 234 Noncontrolling interest 58 76 17 Total assets 43,412 47,772 4,360 Total liabilities and equity 43,412 47,772 4,360 17 1. Including securities pledged as collateral.

Value at risk Definition From April 1, 2022, to March 31, 2023 (billions of yen) 95% confidence level Maximum: 6.8 1-day time horizon for outstanding portfolio Minimum: 2.7 Inter-product price fluctuations considered Average: 4.8 (billions of yen) FY2021/22 FY2022/23 FY2021/22 FY2022/23 Mar Mar Mar Jun Sep Dec Mar Equity 1.4 3.3 1.4 1.7 2.4 3.5 3.3 Interest rate 2.3 4.7 2.3 4.8 3.7 4.0 4.7 Foreign exchange 0.9 1.4 0.9 1.8 1.6 1.8 1.4 Sub-total 4.6 9.4 4.6 8.4 7.7 9.3 9.4 Diversification benefit -1.9 -3.3 -1.9 -3.4 -2.8 -3.7 -3.3 VaR 2.7 6.2 2.7 5.0 4.9 5.6 6.2 18

Consolidated financial highlights Full year Quarter (billions of yen) 200 8% 200 8% Net income (loss) 143.0 attributable to 150 5.1% 6% 150 6% Nomura Holdings, 5.1% Inc. (“NHI”) shareholders 92.8 3.8% 100 4% 100 4% 3.1% ROE (%) 3.1% 66.9 50 2% 50 1.2% 2% 31.0 0.2% 16.8 7.4 1.7 0 0% 0 0% FY2021/22 FY2022/23 FY2021/22 FY2022/23 4Q 1Q 2Q 3Q 4Q Net revenue 1,363.9 1,335.6 340.8 299.0 318.0 393.7 324.9 Income (loss) before income taxes 226.6 149.5 49.5 11.7 31.5 83.6 22.7 Net income (loss) attributable to Nomura 143.0 92.8 31.0 1.7 16.8 66.9 7.4 Holdings, Inc. (“NHI”) shareholders Total NHI shareholders’ equity 2,914.6 3,148.6 2,914.6 3,055.5 3,163.0 3,138.8 3,148.6 ROE (%)1 5.1% 3.1% 5.1% 0.2% 1.2% 3.8% 3.1% Basic-Net income (loss) attributable to NHI 46.68 30.86 10.26 0.56 5.59 22.30 2.46 shareholders per share (yen) Diluted-Net income (loss) attributable to NHI 45.23 29.74 9.89 0.52 5.41 21.51 2.34 shareholders per share (yen) Total NHI shareholders’ equity per share (yen) 965.80 1,048.24 965.80 1,017.18 1,053.91 1,045.65 1,048.24 19 1. Quarterly ROE is calculated using annualized year-to-date net income.

Consolidated income Full year Quarter (billions of yen) FY2021/22 FY2022/23 FY2021/22 FY2022/23 4Q 1Q 2Q 3Q 4Q Revenue Commissions 332.3 279.9 75.2 70.4 68.2 77.5 63.8 Fees from investment banking 149.6 113.2 34.0 27.3 24.2 33.8 28.0 Asset management and portfolio service fees 270.0 271.7 68.9 68.3 69.0 67.0 67.4 Net gain on trading 368.8 563.3 118.9 141.9 160.9 142.1 118.3 Gain (loss) on private equity and debt investments 30.8 14.5 -0.3 -4.5 5.7 8.1 5.3 Interest and dividends 284.2 1,114.7 67.1 109.0 196.9 373.3 435.5 Gain (loss) on investments in equity securities 5.4 -1.4 2.5 -1.7 -1.5 0.6 1.2 Other 152.8 130.9 39.6 -0.7 10.5 69.8 51.4 Total revenue 1,594.0 2,486.7 405.9 410.0 533.9 772.2 770.7 Interest expense 230.1 1,151.1 65.1 110.9 215.9 378.6 445.7 Net revenue 1,363.9 1,335.6 340.8 299.0 318.0 393.7 324.9 Non-interest expenses 1,137.3 1,186.1 291.3 287.3 286.5 310.1 302.2 Income (loss) before income taxes 226.6 149.5 49.5 11.7 31.5 83.6 22.7 Net income (loss) attributable to NHI shareholders 143.0 92.8 31.0 1.7 16.8 66.9 7.4 20

Main revenue items Full year Quarter (billions of yen) FY2021/22 FY2022/23 FY2021/22 FY2022/23 4Q 1Q 2Q 3Q 4Q Stock brokerage commissions 236.4 190.8 53.1 48.4 48.5 52.6 41.3 Commissions Other brokerage commissions 18.0 17.9 5.5 4.8 4.7 4.3 4.0 Commissions for distribution of investment trusts 43.7 30.3 6.5 7.5 6.4 8.3 8.0 Other 34.3 41.0 10.1 9.7 8.6 12.2 10.4 Total 332.3 279.9 75.2 70.4 68.2 77.5 63.8 Equity underwriting and distribution 33.1 18.9 3.1 3.7 1.6 8.1 5.4 Fees from Bond underwriting and distribution 29.8 21.1 6.3 6.7 4.5 4.5 5.4 investment banking M&A / Financial advisory fees 64.2 53.9 20.0 14.0 14.3 14.3 11.3 Other 22.4 19.3 4.6 2.8 3.8 6.9 5.7 Total 149.6 113.2 34.0 27.3 24.2 33.8 28.0 Asset management fees 171.1 171.3 44.4 43.7 43.2 41.8 42.6 Asset management Administration fees 79.6 76.2 19.5 19.0 19.6 19.0 18.6 and portfolio service fees Custodial fees 19.4 24.2 4.9 5.6 6.2 6.2 6.2 Total 270.0 271.7 68.9 68.3 69.0 67.0 67.4 21

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year FY2021/22	Full year FY2022/23	Quarter FY2021/22 4Q	Quarter FY2022/23 1Q	2Q	3Q	4Q
Retail	59.2	**33.5**	5.2	4.9	5.5	13.3	**9.8**
Investment Management	71.5	**43.5**	-8.8	-11.7	5.6	33.3	**16.4**
Wholesale	74.5	**29.4**	37.0	25.3	20.2	-1.9	**-14.2**
Three business segments total	205.2	**106.4**	33.5	18.5	31.2	44.7	**11.9**
Other	15.8	**73.4**	14.9	-3.9	2.1	59.5	**15.7**
Segments total	221.0	**179.7**	48.4	14.6	33.3	104.3	**27.6**
Unrealized gain (loss) on investments in equity securities held for operating purposes	5.6	**-30.3**	1.2	-2.8	-1.8	-20.7	**-4.9**
Income (loss) before income taxes	226.6	**149.5**	49.5	11.7	31.5	83.6	**22.7**

Geographic information: Income (loss) before income taxes[1]

(billions of yen)	Full year FY2021/22	Full year FY2022/23	Quarter FY2021/22 4Q	Quarter FY2022/23 1Q	2Q	3Q	4Q
Americas	-41.0	**-51.7**	-19.4	-21.6	-21.4	7.9	**-16.6**
Europe	-21.8	**9.2**	-4.2	-1.9	6.4	8.3	**-3.6**
Asia and Oceania	28.6	**31.0**	3.9	8.3	15.6	-1.7	**8.7**
Subtotal	-34.1	**-11.5**	-19.7	-15.2	0.6	14.6	**-11.5**
Japan	260.8	**161.0**	69.2	26.9	30.9	69.0	**34.2**
Income (loss) before income taxes	226.6	**149.5**	49.5	11.7	31.5	83.6	**22.7**

1. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended March 31, 2023). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

22

Segment “Other” Income (loss) before income taxes Full year Quarter (billions of yen) 90 73.4 60 59.5 30 15.8 14.9 15.7 2.1 0 1 -3 2.9 3 4 5 -30 FY2021/22 FY2022/23 FY2021/22 FY2022/23 4Q 1Q 2Q 3Q 4Q Net gain (loss) related to economic -9.9 -4.8 -8.4 -9.8 0.1 -1.5 6.3 hedging transactions Realized gain (loss) on investments in equity 1.4 28.4 1.1 0.2 0.1 21.9 6.2 securities held for operating purposes Equity in earnings of affiliates 36.8 47.7 16.2 17.0 9.1 8.9 12.7 Corporate items -91.1 -12.6 -34.4 -6.0 4.5 -3.3 -7.8 Others 78.6 14.7 40.4 -5.3 -11.7 33.5 -1.8 Income (loss) before income taxes 15.8 73.4 14.9 -3.9 2.1 59.5 15.7 23

Retail related data (1)

NOMURA

(billions of yen)

	Full year		Quarter						
	FY2021/22	FY2022/23	FY2021/22	FY2022/23				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Commissions	138.5	**112.5**	27.8	26.0	26.2	31.2	**29.1**	**-6.7%**	**4.6%**
Of which, stock brokerage commission	67.4	**50.9**	14.4	11.8	12.2	13.4	**13.4**	**0.3%**	**-6.9%**
Of which, commissions for distribution of investment trusts	43.5	**30.2**	6.5	7.5	6.4	8.3	**8.0**	**-3.6%**	**23.6%**
Sales credit	44.0	**44.2**	9.1	10.4	10.9	12.2	**10.6**	**-13.2%**	**16.4%**
Fees from investment banking and other	19.0	**16.2**	2.8	3.5	3.2	5.2	**4.2**	**-19.1%**	**54.0%**
Investment trust administration fees and other	109.3	**108.1**	26.4	26.8	27.6	27.1	**26.6**	**-1.8%**	**0.7%**
Net interest revenue	17.2	**19.3**	4.4	4.7	4.5	5.3	**4.8**	**-9.7%**	**9.0%**
Net revenue	328.0	**300.2**	70.5	71.4	72.5	81.0	**75.3**	**-7.1%**	**6.9%**
Non-interest expenses	268.7	**266.7**	65.3	66.5	67.0	67.8	**65.5**	**-3.4%**	**0.3%**
Income before income taxes	59.2	**33.5**	5.2	4.9	5.5	13.3	**9.8**	**-25.9%**	**89.1%**
Domestic distribution volume of investment trusts[1]	2,197.0	**2,111.0**	425.7	506.3	479.6	647.1	**478.0**	**-26.1%**	**12.3%**
Stock investment trusts	1,931.5	**1,560.3**	335.1	374.8	351.0	438.3	**396.2**	**-9.6%**	**18.3%**
Foreign investment trusts	265.5	**550.7**	90.7	131.5	128.6	208.8	**81.8**	**-60.8%**	**-9.8%**
Other									
Accumulated value of annuity insurance policies	3,818.9	**4,147.5**	3,818.9	3,874.7	3,945.4	4,068.5	**4,147.5**	**1.9%**	**8.6%**
Sales of JGBs for individual investors (transaction base)	618.6	**526.2**	177.8	167.7	93.7	111.4	**153.4**	**37.7%**	**-13.7%**
Retail foreign currency bond sales	643.0	**949.6**	100.6	160.8	279.6	239.5	**269.7**	**12.6%**	**168.0%**

1. *Including former Net & Call.*

24

Retail related data (2) Retail client assets (trillions of yen) 140 Other 122.1 122.2 122.1 122.2 119.4 117.7 117.5 Foreign investment 120 trusts 100 Bond investment trusts 80 Stock investment trusts 60 Domestic bonds 40 Foreign currency 20 bonds Equities 0 FY2021/22 FY2022/23 FY2021/22 FY2022/23 Mar Mar Mar Jun Sep Dec Mar Equities 77.5 78.0 77.5 75.7 74.0 74.4 78.0 Foreign currency bonds 5.1 5.3 5.1 5.3 5.4 5.2 5.3 Domestic bonds1 12.6 13.2 12.6 12.7 12.9 12.9 13.2 Stock investment trusts 10.8 10.2 10.8 10.0 9.8 9.7 10.2 Bond investment trusts 7.5 6.8 7.5 7.4 7.2 7.1 6.8 Foreign investment trusts 1.3 1.2 1.3 1.3 1.2 1.2 1.2 Other2 7.3 7.5 7.3 7.1 7.2 7.0 7.5 Total 122.1 122.2 122.1 119.4 117.7 117.5 122.2 25 1. Including CBs and warrants. 2. Including annuity insurance.

Retail related data (3) Net inflows of cash and securities1 (billions of yen) Full year Quarter Corporates Individuals Corporates Individuals 1,200 1,200 900 900 600 600 300 300 0 0 -300 -300 -600 -600 FY2021/22 FY2022/23 FY2021/22 FY2022/23 4Q 1Q 2Q 3Q5 4Q Corporates2 -136 282 722 125 267 -137 27 Individuals3 488 438 -82 376 -369 259 173 Total 351 720 641 500 -102 122 200 Inflows of cash and securities4 4,180 4,057 901 1,062 921 1,010 1,064 1. Cash and securities inflows minus outflows, excluding regional financial institutions. 2. Incudes Corporate section (excluding regional financial institutions) and Japan Wealth Management Group. 3. Includes Retail channels, Net & Call, intermediary, salaried employee business, and Hotto Direct. 4. Retail channels only. 26 5. Revised figures for the FY2022/23 3Q.

Retail related data (4) Number of accounts (thousands) FY2021/22 FY2022/23 FY2021/22 FY2022/23 Mar Mar Mar Jun Sep Dec Mar Accounts with balance 5,348 5,353 5,348 5,354 5,359 5,352 5,353 Equity holding accounts 2,955 2,963 2,955 2,958 2,957 2,950 2,963 NISA accounts opened (accumulated)1 1,589 1,632 1,589 1,598 1,609 1,625 1,632 Online service accounts 5,067 5,208 5,067 5,102 5,136 5,173 5,208 New Individual accounts / IT share2 Full year Quarter (thousands) FY2021/22 FY2022/23 FY2021/22 FY2022/23 4Q 1Q 2Q 3Q 4Q New individual accounts 201 199 49 48 48 48 55 IT share2 No. of orders 83% 85% 85% 85% 86% 84% 85% Transaction value 59% 59% 60% 59% 60% 58% 59% 1. Including Junior NISA. 27 2. Ratio of cash stocks traded via online service.

Investment Management related data (1) Full year Quarter FY2021/22 FY2022/23 (billions of yen) FY2021/22 FY2022/23 QoQ YoY 4Q 1Q 2Q 3Q 4Q Business revenue 119.9 120.7 31.1 30.7 29.9 31.4 28.7 -8.4% -7.7% Investment gain/loss 28.1 7.9 -21.1 -23.1 -3.7 25.6 9.1 -64.5% -Net revenue 148.0 128.6 10.1 7.6 26.2 57.0 37.8 -33.6% 3.8x Non-interest expenses 76.5 85.1 18.9 19.3 20.6 23.7 21.5 -9.2% 14.0% Income (loss) before income taxes 71.5 43.5 -8.8 -11.7 5.6 33.3 16.4 -50.9%—Assets under management by company (trillions of yen) FY2021/22 FY2022/23 FY2021/22 FY2022/23 Mar Mar Mar Jun Sep Dec Mar Nomura Asset Management 69.6 69.1 69.6 67.4 66.6 66.5 69.1 Nomura Corporate Research and Asset Management, etc. 3.9 3.9 3.9 3.7 3.9 3.8 3.9 Assets under management (gross)1 73.5 73.0 73.5 71.1 70.5 70.2 73.0 Group company overlap 5.5 5.7 5.5 5.5 5.7 5.6 5.7 Assets under management (net)2 67.9 67.3 67.9 65.6 64.8 64.7 67.3 1. Total of assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investment by Nomura SPARX Investment , Nomura Mezzanine Partners, Nomura Capital Partners, and Nomura Research & Advisory. 28 2. Net after deducting duplications from assets under management (gross).

Investment Management related data (2)

NOMURA

Asset inflows/outflows by business[1,2]

(billions of yen)	Full year FY2021/22	Full year FY2022/23	Quarter FY2021/22 4Q	FY2022/23 1Q	FY2022/23 2Q	FY2022/23 3Q	FY2022/23 4Q
Investment trusts business	1,236	**156**	372	478	137	-100	**-358**
of which ETFs	683	**-250**	383	323	-5	-347	**-221**
Investment advisory and international businesses	830	**-916**	-180	-928	89	57	**-134**
Total net asset inflow	2,066	**-760**	193	-450	226	-44	**-492**

Domestic public investment trust market and Nomura Asset Management market share[3]

(trillions of yen)	FY2021/22 Mar	FY2022/23 Mar	FY2021/22 Mar	FY2022/23 Jun	FY2022/23 Sep	FY2022/23 Dec	FY2022/23 Mar
Domestic public investment trusts							
Market	163.1	**166.2**	163.1	156.7	155.0	157.2	**166.2**
Nomura Asset Management share (%)	27%	**27%**	27%	27%	27%	27%	**27%**
Domestic public stock investment trusts							
Market	148.9	**152.2**	148.9	142.3	140.9	142.7	**152.2**
Nomura Asset Management share (%)	25%	**25%**	25%	26%	25%	25%	**25%**
Domestic public bond investment trusts							
Market	14.2	**13.9**	14.2	14.3	14.1	14.5	**13.9**
Nomura Asset Management share (%)	44%	**44%**	44%	44%	44%	44%	**44%**
ETF							
Market	61.8	**63.3**	61.8	59.6	57.9	59.2	**63.3**
Nomura Asset Management share (%)	44%	**44%**	44%	44%	44%	44%	**44%**

1. Based on assets under management (net). 2. Historical figures have been reclassified following a review in FY2022/23 1Q to the method for measuring assets under management and the flow of funds.
3. Source :Investment Trusts Association, Japan.

29

Wholesale related data Full year Quarter (billions of yen) FY2021/22 FY2022/23 FY2021/22 FY2022/23 QoQ YoY 4Q 1Q 2Q 3Q 4Q Net revenue 703.1 772.4 194.9 199.0 205.5 189.1 178.8 -5.4% -8.2% Non-interest expenses 628.6 743.0 157.9 173.7 185.3 190.9 193.1 1.1% 22.3% Income (loss) before income taxes 74.5 29.4 37.0 25.3 20.2 -1.9 -14.2 — Breakdown of Wholesale revenues Full year Quarter (billions of yen) FY2021/22 FY2022/23 FY2021/22 FY2022/23 QoQ YoY 4Q 1Q 2Q 3Q 4Q Fixed Income 326.9 402.4 80.1 112.6 115.6 86.7 87.5 0.9% 9.3% Equities 229.5 253.9 78.1 62.6 61.9 67.5 61.8 -8.5% -20.9% Global Markets 556.4 656.3 158.2 175.3 177.5 154.3 149.3 -3.2% -5.6% Investment Banking 146.6 116.1 36.7 23.7 28.0 34.8 29.6 -15.1% -19.6% Net revenue 703.1 772.4 194.9 199.0 205.5 189.1 178.8 -5.4% -8.2% 30

Number of employees FY2021/22 FY2022/23 FY2021/22 FY2022/23 Mar Mar Mar Jun Sep Dec Mar Japan 15,213 15,131 15,213 15,503 15,384 15,282 15,131 Europe 2,820 2,937 2,820 2,811 2,869 2,908 2,937 Americas 2,257 2,387 2,257 2,252 2,358 2,392 2,387 Asia and Oceania1 6,295 6,320 6,295 6,407 6,520 6,634 6,320 Total 26,585 26,775 26,585 26,973 27,131 27,216 26,775 31 1. Includes Powai office in India.

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